November 9, 2015

Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.; Mail Stop 4628

Washington, D.C.  20549

Attention: Ethan Horowitz

Re:                             Jones Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 6, 2015

Response Dated September 29, 2015

File No. 1-36006

Ladies and Gentlemen:

Jones Energy, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter, dated October 27, 2015 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. As discussed with Robert J. Brooks, Executive Vice President, Chief Financial Officer and Treasurer of the Company, the Company respectfully requests an extension until December 2, 2015 to respond to the Comment Letter in order to provide the Company time to thoroughly evaluate the Staff’s comments. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than December 2, 2015. Should you have any questions regarding the request made herein, please do not hesitate to contact Mr. Brooks at 512-493-4899 or at bbrooks@jonesenergy.com.  Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

JONES ENERGY, INC.

By:	/s/ Robert J. Brooks
Robert J. Brooks
Executive Vice President, Chief Financial Officer and Treasurer

cc:                              Mollie Duckworth, Baker Botts L.L.P.